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                    U. S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549

                    FORM 12b-25 NOTIFICATION OF LATE FILING

                                  (Check One)

[ X ] Form 10-K or Form 10-KSB [    ] Form 20-f [    ] Form 11-K [    ] Form
10-Q or Form 10-QSB [    ] Form N-SAR

                  For Period Ended:  Year ended December 31, 1996

                  [    ]  Transition Report on Form 10-K or Form 10-KSB
                  [    ]  Transition Report on Form 20-F
                  [    ]  Transition Report on Form 11-K
                  [    ]  Transition Report on Form 10-Q or Form 10-QSB
                  [    ]  Transition Report on Form N-SAR

             For the Transition Period Ended:
                                              ----------------------

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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:





PART I-REGISTRANT INFORMATION

         Intelect Communications Systems Limited
         1100 Executive Drive
         Richardson, Texas  75081


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PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ] (b)The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ X ] (c ) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The audited financial statements for Intelect Communications Systems Limited (the "Company") required to be included in the Annual Report on Form 10-K for the year ended December 31, 1996, could not be filed within the prescribed time period because all procedures necessary for the Company's independent auditor to sign its report covering such financial statements have not been completed. The Company has experienced unusual executive and financial management turnover in the month immediately preceding the filing due date. The president and chief executive officer resigned on March 5, 1997, the chief financial officer (the Company's principal accounting officer) was relieved of duties on February 28, 1997, and the director who was head of the audit committee of the Board of Directors resigned on February 14, 1997. All of these individuals reside in Bermuda and, together with clerical staff, were responsible for the financial statement consolidation and all public reporting. The acting chief financial officer, who resides in the United States, assumed responsibility for completion of the audit, and in order to do so had to relocate financial records from Bermuda to the United States. The management changes, reallocation of responsibilities and relocation of financial records have caused a delay in the preparation of the required financial statements and the inability of the independent auditor to sign its report covering such financial statements.





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PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Edwin J. Ducayet, Jr.       972    437-1888 - Extension 243
         ---------------------       ---    ------------------------

(2)      Have all other periodic reports required under
         Section 13 or 15(d) of the Securities Exchange Act     [X] Yes   [ ] No
         of 1934 or Section 30 of the Investment Company Act
         of 1940 during the preceding 12 months or for such
         shorter period that the registrant was required to
         file such report(s) been filed?  If answer is no,
         identify report(s).
(3)      Is it anticipated that any significant change in
         results of operations from the corresponding           [X] Yes   [ ] No
         period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company changed its fiscal year end from October 31 to December 31 in 1995. Revenues for the year ended December 31, 1996 were $10,005,000 compared to $924,000 in the two month transition period ended December 31, 1995 and $2,198,000 for the year ended October 31, 1995. The increase in 1996 revenue was primarily the result of the acquisition of DNA Enterprises (DNA) on February 13, 1996 and the inclusion for the entire year of Intelect Network Technologies (INT), which was acquired on April 24, 1995. DNA revenue in 1996 was $4,413,000 and INT revenue was $2,350,000.

During the year ended October 31, 1995 the Company was primarily engaged in the manufacturing and marketing of sporting arms through its subsidiary, Savage Arms, Inc. (Savage). The results of operations of Savage are accounted for as discontinued operations due to the sale of Savage on October 31, 1995. Income from the discontinued operations in the year ended October 31, 1995 was $3,546,000 and the gain on the sale of Savage was $13,824,000.

Loss from continuing operations was ($35,122,000) in 1996 compared to ($2,776,000) in the transition period and ($5,194,000) in the year ended October 31, 1995. Financial results for 1996 are not comparable to prior periods, or meaningful to determine a trend, due to the acquisitions of INT and DNA, and the acquisitions of Intelect Europe Limited (IEL) on August 31, 1995 and Intelect Visual Communications Corp. (IVC) on March 29, 1996.





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The loss from continuing operations in 1996 includes the effects of:  (1)
Engineering and Development expenses of $8,719,000 to bring fiber optic multiplexer and videoconferencing products to market and to develop a new smart programmable switch to the prototype stage, (2) writedown of $4,226,000 of goodwill in connection with the videoconferencing business where market introduction of a new product was delayed by the condition of purchased technology, and (3) the $1,807,000 cost of liquidating European operations with products no longer offered for sale. The E&D expenses were up from $732,000 in the transition period and $1,653,000 in the year ended October 31, 1995.

1996 operations also reflect amortization of intangibles of $2,683,000, a significant increase from $64,000 in the transition period, and from $312,000 in the 1995 year, due to goodwill resulting from the various acquisitions. Interest expense in 1996 was $2,050,000 compared to $23,000 in the transition period and $430,000 in 1995. The increase was the result of the issuance of $25,000,000 of convertible debentures in June, August, and October 1996.

                         Intelect Communications Systems Limited
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                       (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 1997                    By /s/ Herman M. Frietsch
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                                        Herman M. Frietsch
                                        Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                        ATTENTION
                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                               FEDERAL CRIMINAL VIOLATIONS
                                  (SEE 18 U.S.C. 1001).




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                                   GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b025) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D. C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Paragraph 232.202 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Paragraph 232.12(c) of this chapter).




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                     ACCOUNTANTS' STATEMENT TO FORM 12b-25


                                                                  April 1, 1997



Intelect Communications Systems Limited
Hamilton, Bermuda

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Intelect Communications Systems Limited on or about March 31, 1997, which contains notification of the registrant's inability to file its Form 10-K by March 31, 1997. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the consolidated financial statements for the year ended December 31, 1996, to be included in Form 10-K.

                                        Very truly yours,

                                        /s/KPMG Peat Marwick

                                        KPMG Peat Marwick
                                        Chartered Accountants
                                        Hamilton, Bermuda




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